Exhibit 99.1

Erayak Power Solution Group Inc. Reports Surge in Demand for Portable Quiet Generators Amid U.S. East Coast Winter Storms

WENZHOU, China, January 23, 2026 /PRNewswire/ - Erayak Power Solution Group Inc. (Nasdaq: RAYA) (“Erayak” or the “Company”), a manufacturer, designer, and exporter of power solution products, today provided a business update regarding recent market demand trends in the United States.

Over the past several days, severe winter storm conditions across parts of the U.S. East Coast have coincided with a sharp increase in customer demand for Erayak’s portable quiet inverter generators. Beginning around January 20, 2026, the Company observed a rapid acceleration in order activity across U.S. e-commerce channels serving end users preparing for potential power outages.

During this period, daily unit sales increased by more than twenty times compared to the Company’s average daily unit sales in the preceding weeks, with aggregate shipments across the Company’s key portable inverter generator models approaching 1,000 units over a two-day period. The Company believes this surge reflects heightened consumer preparedness in response to extreme winter weather events and associated grid reliability concerns.

As a result of the accelerated sales activity, certain U.S. inventory positions have tightened. Erayak is actively coordinating with its supply chain partners to expedite replenishment, including accelerating production schedules and prioritizing inbound logistics. There can be no assurance that inventory levels will be sufficient to fully meet ongoing demand, particularly if adverse weather conditions persist.

Looking ahead, Erayak continues to advance its product roadmap for the North American market. During the first quarter of 2026, the Company plans to introduce additional home emergency power solutions, including gasoline inverter generators in the approximately 4 kW to 13 kW range and multi-fuel generator models. Subject to production readiness, regulatory certifications, and market conditions, these products are currently expected to enter the U.S. market during the second quarter of 2026.

In parallel, as the Company’s U.S. sales channels continue to mature, Erayak is evaluating selective opportunities to expand into adjacent, power-dependent product categories that closely align with its core power-generation expertise and customer base. These categories may include home and outdoor equipment used in emergency and off-grid scenarios, such as pressure washers, electric or gas-powered chainsaws, and certain camping-related equipment. Any such evaluation is expected to follow a disciplined approach, with emphasis on engineering relevance, product reliability, and long-term portfolio coherence, rather than broad or opportunistic category expansion.

In connection with these developments, Lingyi Kong, CEO and Chairman of Erayak, commented:

“Since formally expanding into the U.S. market in 2024, we have been encouraged by the strong market response to Erayak products across U.S. e-commerce channels. During 2025, these channels demonstrated meaningful sales momentum, providing clear validation of customer demand patterns and product-market fit in the U.S.

This market feedback has helped guide our decisions around product portfolio expansion and capacity planning, particularly in home emergency power solutions. At the same time, we are accelerating the development of new industrial facilities through our subsidiary, Ruike Electronics. Over time, these initiatives may enhance our manufacturing capabilities for higher-output generator products and may provide opportunities to improve cost efficiency.

As these projects move through development, introduction, and production phases, and as we continue to actively expand our sales channels, we expect to pursue additional growth opportunities. However, the scale, pace, and ultimate impact of such expansion will depend on market conditions, execution progress, and external demand dynamics.”

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations
Erayak Power Solution Group Inc.
Email: investor@erayakpower.com
Website: www.erayakpower.com